Exhibit 21.1

SUBSIDIARIES

Below is a list of our major subsidiaries as of May 4, 2021, their jurisdictions of incorporation or formation, their ownership and the name under which they do business.

Subsidiary	Jurisdiction	Owner
LCP Edge Intermediate, LLC	Delaware	The Beauty Health Company

Edge Systems Holdings Corporation	Delaware	LCP Edge Intermediate, LLC

Edge Systems Intermediate, LLC	Delaware	Edge Systems Holdings Corporation

Edge Systems, LLC[1]	California	Edge Systems Intermediate, LLC

The HydraFacial Company Mexico Holdings, LLC	Delaware	Edge Systems, LLC

The HydraFacial Company MX, S. de R.L. de C.V.	Mexico	Edge Systems, LLC (99%) The HydraFacial Company Mexico Holdings, LLC (1%)

HydraFacial Trading (Shanghai) Co., Ltd.	China	Edge Systems, LLC

The Hydrafacial Company Iberia, S.L.U	Spain	Edge Systems, LLC

The Hydrafacial Company Japan K.K.	Japan	Edge Systems, LLC

Hydrafacial UK Limited	UK	Edge Systems, LLC

[1]	Edge Systems LLC does business as The HydraFacial Company.